UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated May 25, 2022: Safe Bulkers, Inc. Reports First Quarter 2022 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2022

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2022 Results and Declares Dividend on Common Stock

Monaco – May 25, 2022 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three month period ended March 31, 2022. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Net revenues	77.7	92.4	92.5	81.6	62.5
Net income	36.4	65.2	55.4	32.4	21.3
Adjusted net income[1]	32.3	50.4	50.7	36.3	16.7
EBITDA[2]	51.0	82.4	72.4	50.2	39.3
Adjusted EBITDA [2]	46.9	67.6	67.7	54.1	34.6
Earnings per share basic and diluted[3]	0.28	0.51	0.44	0.27	0.18
Adjusted earnings per share basic and diluted [3]	0.24	0.39	0.40	0.31	0.14
Average daily results in U.S. Dollars
Time charter equivalent rate[4]	21,352	26,180	24,427	21,098	15,567
Daily vessel operating expenses[5]	5,722	5,149	4,608	4,874	4,702
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,923	4,666	4,570	4,539	4,350
Daily general and administrative expenses[7]	1,520	1,517	1,590	1,488	1,440
In million U.S. Dollars
Total cash[8]	166.3	112.3	108.6	127.4	130.1
Revolving credit facilities[9]	146.6	137.7	88.9	67.0	6.6
Financing commitments[10]	46.2	46.2	46.2	54.7	54.7
Unsecured debt[11]	108.3	—	—	—	—
Secured debt[12]	293.3	355.7	413.8	491.4	603.2
Total debt[13]	401.6	355.7	413.8	491.4	603.2

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery income/(cost), impairment and loss on vessels held for sale, gain/(loss) on sale of assets  and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, other operating expenses and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Unsecured debt represents the five year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12 Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Our 2022 first quarter profitability exceeded first quarter of 2021 profitability by $15 million. We delevered our balance sheet year over year by more than $200 million reducing our debt to comparable levels to our fleet's scrap value, maintained significant balance sheet liquidity and redeemed in April 2022 a portion of our 8% Preferred C shares.  We took delivery of our first Phase 3, Kamsarmax class MV Vassos and have also expanded our Capesize fleet to seven vessels. We have over $400 million of charter contracts.  We continue to focus on fleet renewal and expansion. Our financial strength enables us to declare a dividend of $0.05 per common share."

Update on COVID-19, company's actions and status

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns and travel restrictions were imposed globally during 2020 and 2021 and continue in 2022. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite such ongoing port lockdowns and travel restrictions. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers, continue vessels' maintenance and dry-dockings and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the first quarter of 2022, due to crew repatriation and related costs of about $0.5 million. Certain delays are also expected in relation to dry-docking durations and schedules due to restrictions imposed in China. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which could impact world trade and global growth.

Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the US, the EU, the UK, Switzerland and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and  nationals.  We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Issuance of €100m 5-year Unsecured Bond at 2.95%

In February 2022, the Company, through its wholly owned subsidiary Safe Bulkers Participation Plc. (the ''Issuer''), issued and listed a bond in the amount of 100 million Euro (the “Bond”) on the Athens Exchange. The Bond has a tenor of five years maturing in February 2027, is guaranteed by the Company, is unsecured, non-amortizing and pays a coupon of 2.95%, due semi-annually. The trading of the Bond commenced on February 14, 2022. The Company plans to use the net proceeds of the offering received from the Issuer for the repayment of debt and/or redemption of preferred shares and/or acquisition of vessels and/or general corporate purposes.

Redemption of Series C Preferred Shares

On March 30, 2022, the Company issued a notice of  redemption of 1,492,554 Series C Preferred Shares representing approximately 65% of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share, plus all accumulated and unpaid dividends to, but excluding, the redemption date, in the aggregate amount of $38.1 million. Following this redemption, there are 804,950 Series C Preferred Shares  outstanding.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million.

Since September 27, 2021  the Company has not sold any shares of common stock under the ATM Program. Since the inception of the ATM Program the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $71.5 million. Shares of common stock with aggregate sales proceeds of up to $28.5 million remain available for sale.

Fleet update

As of May 20, 2022, we had a fleet of 42 vessels, consisting of 12 Panamax, 8 Kamsarmax, 15 Post-Panamax and 7 Capes with and aggregate capacity of 4.2 million dwt and average age of 10.4 years, and had placed orders for 8 newbuild vessels. During 2022 and as of May 20, 2022, the Company had taken delivery of one newbuild vessel and had acquired two second hand Capesize class vessels expanding its presence in this sector.

Newbuild delivery

In May 2022, the Company acquired the first of its 9 Japanese newbuilds on order, the MV Vassos a Japanese GHG -EEDI Phase 3, NOx-Tier III, Kamsarmax class vessel. Upon its delivery MV Vassos was sold and leased back on a bareboat charter basis, for a period of 10 years with a purchase obligation at the end of the 10th year and purchase options after the third year of the bareboat charter, at predetermined purchase prices. In view of the repurchase obligation, the Company has assessed that the transaction be recorded as financing transaction.

Newbuild orders

As of May 20, 2022, the orderbook of the Company consisted of 8 Japanese, dry-bulk newbuilds of which 5 were Kamsarmax class vessels and 3 were Post-Panamax class vessels, with scheduled deliveries of one in the third quarter of 2022, five in 2023 and two in 2024. All newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

Second-hand acquisitions

In January 2022, the Company agreed to purchase the MV Maria, a 2014-built, Japanese, dry-bulk, 181,300 dwt, Capesize class vessel for $33.8 million before commissions. The vessel was delivered to the Company in February 2022, and the purchase was funded from the cash reserves of the Company. MV Maria is sister-ship with the MV Stelios Y.

In April 2022, the Company agreed to purchase the MV Michalis H, a 2012-built, Chinese, dry-bulk, 180,400 dwt, Capesize class vessel for $30.0 million before commissions. The vessel was delivered to the Company in May 2022, and the purchase was also funded from the cash reserves of the Company.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

As of May 20, 2022, we employed, or had contracted to employ, 11 vessels in the spot time charter market (with up to 3 months original duration) and 31 vessels in the period time charter (with original duration in excess of 3 months), 12 of which have original duration of more than 1 year, and 10 have original duration of more than 2 years. As of May 20, 2022, the average remaining charter duration across our fleet was 1.2 years.

During 2022 and up to May 20, 2022, the Company has entered into a long-term period time charter for the Capesize class vessel MV Pelopidas, with forward delivery date in June 2022, for duration of 3 years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate. This employment is anticipated to generate approximately US$27.6 million of gross revenue from charter hire and about $4.0 million from scrubber use, for the minimum scheduled 3 year period of the time charter.

During the first quarter of 2022, we operated 39.54 vessels on average earning a TCE14 of $21,352 compared to 42.27 vessels earning a TCE of $15,567 during the same period in 2021. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of May 20, 2022

2022 (remaining)	65%
2022 (full year)	78%
2023	30%
2024	23%

The detailed employment profile of our fleet is presented in Table 6.

14 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

Debt Profile

As of March 31, 2022 our consolidated debt before deferred financing costs was $409.4 million, including the €100 million bond issued in February 2022 maturing in 2027. During the first quarter of 2022, we made scheduled principal payments of $10.3 million and made voluntary debt prepayments of $81.8 million. The repayment schedule of our debt as of March 31, 2022 is presented in Table 2 below:

Table 2: Loan repayment Schedule

(in USD million)

Ending December 31,	2022	2023	2024	2025	2026	2027	2028	2029-2031	Total
Secured debt	17.8	24.0	60.6	76.0	66.3	31.1	3.9	18.6	298.3
Unsecured debt	0.0	0.0	0.0	0.0	0.0	111.1	0.0	0.0	111.1
Total debt	17.8	24.0	60.6	76.0	66.3	142.2	3.9	18.6	409.4
Fleet scrap value[15]									394.9

Liquidity and capital resources, capital expenditure requirements and debt as of March 31, 2022

We had $166.3 million in cash, cash equivalents, bank time deposits and restricted cash, $146.6 million in undrawn borrowing capacity available under revolving reducing credit facilities and $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, we have contracted revenue of approximately $426.3 million, net of commissions, from our non-cancellable spot and period time charter contracts, and additional borrowing capacity in relation to five unencumbered vessels and seven newbuilds upon their delivery.

We had a fleet of 40 vessels and had an orderbook of nine newbuild vessels. The remaining capital expenditure requirements were $242.9 million in aggregate, consisting of $241.5 million in relation to the nine newbuild vessels on order and $1.4 million in relation to one exhaust gas cleaning device (‘Scrubber’) and several ballast water treatment systems (‘BWTS’) retrofits. The schedule of payments of the remaining capital expenditure requirements is $53.7 million in 2022, $141.8 million in 2023 and $47.4 million in 2024.

We had $409.4 million of outstanding consolidated debt, including the Bond issued in February 2022, before deferred financing costs.

Liquidity and capital resources, capital expenditure requirements and debt as of May 20, 2022

We had $141.5 million in cash, cash equivalents, bank time deposits, restricted cash, $136.6 million in undrawn borrowing capacity available under revolving reducing credit facilities and $20.0 million in secured commitment for a loan agreement, in relation to one newbuild vessel. Furthermore, we have contracted revenue from our non-cancellable spot and period time charter contracts of approximately $463.7 million, net of commissions, and additional borrowing capacity in relation to six unencumbered vessels and seven newbuilds upon their delivery.

15 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt") and scrap rate of $662/lwt ton (Clarksons data), on March 31, 2022.

We had a fleet of 42 vessels, and had placed orders for eight newbuild vessels. The remaining capital expenditure requirements were $218.6 million in aggregate, consisting of $217.4 million in relation to the eight newbuild vessels on order and $1.2 million in relation to one Scrubber and several BWTS retrofits. The schedule of payments of the remaining capital expenditure requirements is $29.4 million in 2022, $141.8 million in 2023 and $47.4 million in 2024.

We had $438.4 million of outstanding consolidated debt, including the Bond issued in February 2022, before deferred financing costs.

Derivatives

In January 2022, the Company terminated certain interest rate derivative contracts that were due to mature in 2025 and 2026 with an aggregate notional amount of $240.0 million and received an aggregate payment of $8.3 million. At the same time, the Company entered into pay-fixed, receive-variable interest rate derivative contracts commencing in January 2022 and February 2022 and maturing in January 2024 and February 2024 for an aggregate notional amount of $240.0 million, at an average fixed rate of 1.346%.

In February 2022, following the issuance of our 100 million Euro corporate Bond of 2.95% coupon, the Company terminated all outstanding interest rate derivative contracts with an aggregate notional amount of $300.0 million and received an aggregate payment of $2.8 million.

During the first quarter of 2022, the Company entered into forward freight agreements on the Panamax index for 675 days in aggregate for the period to March 2023. The objective of these trades is the reduction of the risk arising from the volatility in the charter rates.

Environmental Social Responsibility - Environmental investments - Dry-dockings

The Company continues the retrofit of its vessels with BWTS having installed such systems on 39 of 42 existing vessels as of May 20, 2022. Furthermore, the Company has entered into two agreements for additional Scrubber installations in two of its Capesize class vessels, one of which was initiated in February 2022.

The Company is pursuing a vessel upgrade program during dry-dockings, in the amount of $2.2 million for 2022, which involves environmental upgrades including application of low friction paints and installation of energy saving devices. During 2022 we expect such upgrades to be implemented in the following vessels: MV Efrossini, MV Pelopidas, MV Pedhoulas Rose, MV Venus Horizon, MV Katerina and MV Sophia.

The Company has scheduled four dry-dockings for the second and third quarters of 2022 with an estimated aggregate number of 105 down-time days during the second quarter 2022 and 60 down-time days during the third quarter 2022.

Dividend Policy

On May 25, 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which is payable on  June 15, 2022 to shareholders of record of the Company's common stock at the closing of trading on June 8, 2022. As of May 20, 2022, the Company had 121,655,486 shares of common stock issued and outstanding.

On March 4, 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which was paid on March 28, 2022 to shareholders of record of the Company's common stock at the at the close of trading on March 21, 2022.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from January 30, 2022 to April 29, 2022, which was paid on May 2, 2022 to the respective shareholders of record as of April 20, 2022.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, May 26, 2022 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2022 Results

During the first quarter of 2022, we operated in an improved charter market environment compared to the same period of 2021, with lower interest expenses and increased revenues which also include earnings from Scrubber fitted vessels. During the first quarter of 2022, we had a TCE of $21,352 compared to a TCE of $15,567 during the same period in 2021. The net income for the first quarter of 2022 reached $36.4 million compared to net income of $21.3 million during the same period in 2021. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 24% to $77.7 million for the first quarter of 2022, compared to $62.5 million for the same period in 2021, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our Scrubber fitted vessels.

Vessel operating expenses: Vessel operating expenses increased by 14% to $20.4 million for the first quarter of 2022 compared to $17.9 million for the same period in 2021, mainly affected by increased dry-docking expenses, which include low-friction paints application for upgrading the vessels' environmental performance,  increased provision of technical services and increased crew repatriation expenses due to the COVID-19 pandemic. In more detail: i) dry-docking expenses increased to $2.7 million related to one fully and three partially completed dry-dockings during the first quarter of 2022, compared to $1.3 million related to one fully and one partially completed dry-docking for the same period of 2021, ii) repairs and maintenance, excluding dry-docking expenses, increased to $1.5 million compared to $0.8 million for the same period in 2021, and iii) crew wages, repatriation and related costs increased to $9.0 million for the first quarter of 2022 compared to $8.8 million for the same period in 2021.  The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $2.8 million and $1.3 million for the first quarter of 2022 and 2021, respectively, vessel operating expenses increased by 6% to $17.6 million during the first quarter of 2022 in comparison to $16.6 million during the same quarter of 2021. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense decreased by $2.0 million, or 15% to $11.3 million for the first quarter of 2022, compared to $13.3 million for the same period in 2021, as a result of changing the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton, effective January 1, 2022. The basic and diluted net earnings per share for the three months ended March 31, 2022 would have been $0.26 per share and $0.23 per share, respectively, if there was no change in the estimated scrap value, representing a $0.02 and $0.01 change to the basic and diluted net earnings per share, respectively.

Interest expense: Interest expense decreased to $2.9 million in the first quarter of 2022 compared to $4.3 million for the same period in 2021, as a result of the reduction of the outstanding loans as well as the decreased USD LIBOR16 affecting the weighted average interest rate of our loans and credit facilities.

(Loss)/Gain on derivatives: Gain on derivatives amounted to $4.2 million in the first quarter of 2022 compared to a loss of $0.9 million for the same period in 2021, as a result of the termination of all outstanding interest rate derivative contracts during the first quarter of 2022.

16 London interbank offered rate.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 22% to $5,722 for the first quarter of 2022 compared to $4,702 for the same period in 2021. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 13% to $4,923 for the first quarter of 2022 compared to $4,350 for the same period in 2021.

Daily general and administrative expenses17: Daily general and administrative expenses, which include management fees payable to our Managers18 and daily company administrations expenses, increased by 6% to $1,520 for the first quarter of 2022, compared to $1,440 for the same period in 2021, as a result of increased personnel expenses and third party fees of the company.

Balance sheet

Right-of-use asset/Lease Liability: As of March 31, 2022, we had classified the asset and liability directly associated with the acquisition of the vessel Stelios Y: as a) Right-of-use asset and presented it on the balance sheet separately under Fixed assets in the amount of $31.6 million, which represents i) the advance payments and additional purchase costs paid for the vessel and ii) the future payments under the 12-month period bareboat charter that commenced in November 2021 net of accumulated depreciation of $0.6 million, and as (b) Current Lease liabilities of $20.8 million, representing the outstanding balance of the present value of the lease payments of the above mentioned 12-month bareboat charter.

17 See table 5

18 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management limited, each of which is a referred to in this press release  as "our Manager" and collectively "our Managers"

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2021	2022
REVENUES:
Revenues	65,222	81,102
Commissions	(2,704)	(3,356)
Net revenues	62,518	77,746
EXPENSES:
Voyage expenses	(4,376)	(4,338)
Vessel operating expenses	(17,888)	(20,366)
Depreciation	(13,324)	(11,306)
General and administrative expenses	(5,479)	(5,411)
Impairment and loss on vessels held for sale	(1,420)	—
Early redelivery income	7,555	—
Operating income	27,586	36,325
OTHER (EXPENSE) / INCOME:
Interest expense	(4,252)	(2,886)
Other finance cost	(151)	(691)
Interest income	33	15
(Loss)/gain on derivatives	(896)	4,227
Foreign currency loss	(582)	(193)
Amortization and write-off of deferred finance charges	(420)	(432)
Net income	21,318	36,365
Less Preferred dividend	2,825	2,746
Plus Mezzanine equity measurement	(271)	—
Net income available to common shareholders	18,764	33,619
Earnings per share basic and diluted	0.18	0.28
Weighted average number of shares	103,363,376	121,652,295

	Three-Months Period Ended March 31,
	2021	2022
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	38.8	60.7
Net cash used in investing activities	(9.2)	(45.6)
Net cash (used in)/provided by financing activities	(16.9)	36.9
Net increase in cash and cash equivalents	12.7	52.0

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2021	March 31, 2022
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	102,084	156,062
Other current assets	22,032	22,973
Vessels, net	864,391	888,392
Right-of-use asset	31,938	31,573
Advances for vessels	56,484	63,204
Restricted cash non-current	10,250	10,250
Other non-current assets	7,141	836
Total assets	1,094,320	1,173,290
LIABILITIES AND EQUITY
Current portion of long-term debt	39,912	21,723
Lease liability	21,945	20,780
Other current liabilities	26,835	30,768
Long-term debt, net of current portion	315,796	379,830
Other non-current liabilities	10,592	13,383
Shareholders’ equity	679,240	706,806
Total liabilities and equity	1,094,320	1,173,290

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2021	2022
Adjusted Net Income
Net Income	21,318	36,365
Plus Impairment and loss on vessels held for sale	1,420	—
Plus Loss/(gain) on derivatives	896	(4,227)
Plus Foreign currency loss	582	193
Less Early redelivery income	(7,555)	—
Adjusted net income	16,661	32,331
EBITDA - Adjusted EBITDA
Net Income	21,318	36,365
Plus Net Interest expense	4,219	2,871
Plus Depreciation	13,324	11,306
Plus Amortization and write-off of deferred finance charges	420	432
EBITDA	39,281	50,974
Plus Impairment and loss on vessels held for sale	1,420	—
Less Early redelivery income	(7,555)	—
Plus Loss/(gain) on derivatives	896	(4,227)
Plus Foreign currency loss	582	193
ADJUSTED EBITDA	34,624	46,940
Earnings per share
Net Income	21,318	36,365
Less Preferred dividend	2,825	2,746
Plus Mezzanine equity measurement	(271)	—
Net income available to common shareholders	18,764	33,619
Weighted average number of shares	103,363,376	121,652,295
Earnings per share	0.18	0.28
Adjusted Earnings per share
Adjusted net income	16,661	32,331
Less Preferred dividend	2,825	2,746
Plus Mezzanine equity measurement	(271)	—
Adjusted Net income available to common shareholders	14,107	29,585
Weighted average number of shares	103,363,376	121,652,295
Adjusted Earnings per share	0.14	0.24

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost),other operating expenses and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in

(i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The

Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and

Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net

income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating

Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended March 31,
	2021	2022
FLEET DATA
Number of vessels at period end	43	40
Average age of fleet (in years)	10.35	10.48
Ownership days (1)	3,804	3,559
Available days (2)	3,735	3,438
Average number of vessels in the period (3)	42.27	39.54
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 15,567	$ 21,352
Daily vessel operating expenses (5)	$ 4,702	$ 5,722
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,350	$ 4,923
Daily general and administrative expenses (7)	$ 1,440	$ 1,520
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 65,222	$ 81,102
Less commissions	(2,704)	(3,356)
Less voyage expenses	(4,376)	(4,338)
Time charter equivalent revenue	$ 58,142	$ 73,408
Available days (2)	3,735	3,438
Time charter equivalent rate (4)	$ 15,567	$ 21,352

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of May 20, 2022

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period	$ 23,000	5.00%	December 2020	June 2022
				Period[20]	10,950 + 50% *101% BPI 74	5.00%	July 2022	June 2023
Maritsa	76,000	2005	Japan	Period[20]	10,950 + 50% *101% BPI 74	5.00%	February 2022	January 2023
Paraskevi 2	75,000	2011	Japan	Period[26]	$ 13,800	5.00%	April 2021	June 2022
					BPI 74 4TC * 103%	5.00%	June 2022	July 2022
Efrossini	75,000	2012	Japan	Period[22]	103% BPI 74	3.75%	March 2022	February 2023
Zoe [11]	75,000	2013	Japan	Period[23]	104.25% BPI 74	5.00%	August 2021	August 2022
Koulitsa 2	78,100	2013	Japan	Period	$ 24,000	3.75%	July 2021	October 2022
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 25,900	3.75%	March 2022	March 2023
Pedhoulas Trader	82,300	2006	Japan	Period[24]	15,500 + 50% *98% BPI 82	5.00%	November 2021	August 2022
Pedhoulas Leader	82,300	2007	Japan	Period	$ 28,750	5.00%	November 2021	September 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$ 20,500	5.00%	August 2021	November 2022
Pedhoulas Cherry	82,000	2015	China	Period[18]	$ 23,000	5.00%	July 2021	June 2022
				Period[18]	$ 24,000	5.00%	June 2022	August 2023
Pedhoulas Rose	82,000	2017	China	Period[18,25]	12,750 + 50% *104% BPI 82	5.00%	April 2022	October 2022
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period[29]	$ 27,800	3.75%	July 2021	September 2022
Vassos[8]	82,000	2022	Japan	Spot	$ 35,900	5.00%	May 2022	August 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot [18]	$ 32,500	5.00%	March 2022	June 2022
Xenia	87,000	2006	Japan	Period [18]	$ 24,200	5.00%	September 2021	September 2022
Sophia	87,000	2007	Japan	Spot[18]	$ 22,000	3.75%	March 2022	May 2022
Eleni	87,000	2008	Japan	Spot [18]	$ 35,500	5.00%	April 2022	June 2022
Martine	87,000	2009	Japan	Period [18]	$ 15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot[17,21]	$ 30,000	5.00%	May 2022	July 2022
Panayiota K [10]	92,000	2010	South Korea	Spot[18,28]	$ 28,500	5.00%	May 2022	May 2022
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[17]	$ 19,500	5.00%	April 2022	June 2022
Venus Heritage [11]	95,800	2010	Japan	Spot[17]	$ 30,500	5.00%	May 2022	June 2022
Venus History [11]	95,800	2011	Japan	Period [18]	$ 26,250	5.00%	January 2022	December 2022
Venus Horizon	95,800	2012	Japan	Period[18]	$ 27,950	5.00%	May 2022	March 2023
Venus Harmony	95,700	2013	Japan	Spot	$ 25,000	5.00%	April 2022	June 2022
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period [18]	$ 28,000	5.00%	May 2022	June 2023
Troodos Oak	85,000	2020	Japan	Period[30]	$ 29,400	3.75%	July 2021	September 2022
Capesize
Mount Troodos	181,400	2009	Japan	Period[18]	$ 34,500	3.75%	April 2022	March 2023
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Dry-dock			January 2022	June 2022
				Period [31,18]	$ 25,250	3.75%	June 2022	May 2025
Lake Despina [7]	181,400	2014	Japan	Period [6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [15]	$ 24,400	3.75%	November 2021	November 2024
Maria	181,300	2014	Japan	Spot[27]	BCI C14 * 111%	3.75%	February 2022	June 2022
Michalis H	180,400	2012	Japan	Spot[32]	BCI C14 * 101.5%	3.75%	May 2022	August 2022
TOTAL	4,187,900
Orderbook
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TOTAL	671,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 20, 2022, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

gross charter rate presented.

(12) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) In October 2021, the Company entered into a new period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented..

(19) A period time charter of 22 to 26 months at a daily gross charter rate linked to the BPI-82 5TC times 114% .

(20) A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional  gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .

(21) A spot time charter at a gross daily charter rate of $36,000 an one-off $0.8 million payment upon charter commencement.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-74 4TC times 103% .

(23) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .

(24) A period time charter of 7 to 10 months at a daily gross charter rate of $15,500 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 98% .

(25) A period time charter of 7 to 10 months at a daily gross charter rate of $12,750 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 104% .

(26) A period time charter of 11 to 14 months at a daily gross charter rate of $13,800 for the first twelve months a gross daily charter rate linked to the BPI-74 4TC times 103% for the remaining period.

(27) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C14 times 111%.

(28) A spot time charter at a gross daily charter rate of $29,000 plus ballast bonus of $1.0 million.

(29) A period time charter ration of 11 to 14 months at a daily gross charter rate of $16,400 plus an one-off $3.7 million payment upon charter commencement.

(30) A period time charter ration of 11 to 14 months at a daily gross charter rate of $18,000 plus an one-off $3.7 million payment upon charter commencement.

(31) A period time charter for a duration of  3 years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(32) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C14 times 101.5%.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com